HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________         Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061


                                 April 10, 2007

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tongji Healthcare Group, Inc.
            Registration Statement on Form SB-2
            File No. 333-140645

      This office represents Tongji Healthcare Group, Inc. (the "Company"). Amendment #1 to the Company's registration statement has been field with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated March 12, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The letters "FS" under the page number column are references to pages in the Company's financial statements.
                                                                   Page  Number

C-1  The term "listed" is a  non-technical  term which,  under the  Commission's Plain English Language rules, is understood by the average  investor.  Even the website for the OTC Bulletin
     Board makes reference to the term "listing standards".
     Accordingly,  we believe  the  reference  to the shares  being
     "listed" is appropriate.                                            N/A

C-2  From the  standpoint of almost all  investors,  there is only one risk and that is that the  price  of a  security
     will go down  and not up.  People buy  stocks for one reason and that is to make  money.  The only way to make  money is for the  stock  price to go up.  People  do not  invest  in stocks so they can  receive  annual  reports  (which  they do not read) or receive invitations to shareholder  meetings
     (which they do not attend). For the most part, investors  do not care why the price of stocks which they own goes up or down, they only  care if the  price  goes up or down. In the last sentence of the first  paragraph  of the risk factor  section of the  prospectus it is disclosed  that the Company's  common stock could decline if any risk  materializes. Several of the risk  factor  headings have been revised in response to this
     comment.                                                          5,6,7,8

C-3  Comment complied with.                                              9

C-4  Comment complied with.                                              6

                                                                    Page Number

C-5     Comment complied with.                                             7

C-6     A risk, in the  financial  world,  is the possible occurrence of an event which may cause the price of a  corporation's
        security  to decline if the event  occurs.  The stock ownership
        of the Company's president and his wife is a fact, not a risk.    N/A

C-7 Comment complied with. Since the Company's operations are generating cash, the Company anticipates that it will only issue
        additional  shares in connection with an acquisition.              6

C-8     Comment complied with.                                             5

C-9     Comment complied with.                                             5

C-10    Comment complied with.                                             6

C-11    Since the Company's  operations  are  generating  cash, the only financing the Company  believes  it  will  need  at the present  time  will  be in connection  with an  acquisition.
        As the need for additional financing relates only to the Company's acquisition strategy, we are of the opinion
        that two risk factors are not needed.                             N/A

C-12 Since the Company has not identified any particular acquisition, the Company is unable to quantify the amount of financing it will need in order to complete an acquisition. N/A

C-13    The Company's operations are generating cash, as opposed to
        using cash.                                                       N/A

C-14 We have modified the risk factor in response to this comment. However, since we have only disclosed material risks, the mere disclosure of the risks pertaining to the Company's acquisition
        strategy indicates its importance.                                 6

C-15    Comment complied with. The Company's malpractice insurance
        costs are approximately $3,700 per year and is not material.       7

C-16    The risk factor which is the subject of this comment has
        been deleted.                                                      7

C-17    Comment complied with.                                             7

C-18    The  Company is unable to  quantify  the impact  that a change in exchange rates could have since the Company does not know the
        degree by which exchange rates may change in the future.          N/A

C-19    Comment complied with.                                             10

                                                                    Page Number

C-20    Rule  15g-9  imposes  requirements  on  broker-dealers
        and  not  issuers.  Accordingly, there are no legal
        remedies  available  against the Company for any violation
        of this rule.                                                     N/A

C-21    Comment complied with.                                             13

C-22(a) As disclosed in the amended registration statement, the only third party payors are government Medicaid agencies.
        The Company bills the government Medicaid agencies directly and does not use estimates. We have disclosed that there
        have not been any material differences between the amounts which the Company has billed and the amounts which have been
        received by the Company from the Medicare agencies.                13

C-22(b) A disclosure has been added to the registration statement that there have not been any material differences between
        the amounts billed by the Company and the amounts received
        by the Company from the Medicare agencies.                         13

C-22(c) Comment complied with. 14

C-22(d) All the Company's receivables are due from the government
        Medicare agencies. The receivable balances are shown as
        "accounts receivable" on the Company's balance sheet             N/A

C-23    Comment complied with.                                             15


C-24    The amount billed to the Medicaid funds is shown in the
        statement of operations. There is no difference between
        gross patient service revenue and net patient revenue since the Company bills the government Medicaid funds directly
        for services provided to Medicare patients.                      N/A

C-25    Comment complied with.                                          12,14

C-26    For fiscal  2006  interest  income was $8,731  and  interest expense  was $30,103.  For  fiscal  2005  interest  income was  $8,506  and  interest expense  was  $28,101.  Interest income  and  interest  expense  for both 2006 and 2005 are
        not material to the Company's operations.                        N/A

C-27    Since the Company's operations are generating cash, the
        Company will only need capital in connection with an
        acquisition. As the Company has not identified any
        particular acquisition, the Company is unable to quantify
        the amount the Company may need to pursue its business plan.
        We have disclosed in the registration statement that the
        Company's primary source of capital is income from its
        operations.                                                       14

C-28     Comment complied with.                                           14

                                                                     Page Number

C-29    The Company's accounting system does not generate day
        sales outstanding.  We have disclosed the reasons for
        the increase in the accounts receivable balance during 2006.      14

C-30    Comment complied with. The disclosure concerning the
        Company's modern medical equipment has been deleted from
        the registration statement.                                       15

C-31    Comment complied with.                                            15

C-32    Comment complied with.                                            17

C-33    The reference to Tongji Healthcare Group was incorrect and
        the prospectus has been modified accordingly.                     23

C-34    Comment complied with.                                            24

C-35    No selling shareholder is a broker-dealer  or an affiliate
        of  a broker-dealer.                                              N/A

C-36    Comment complied with.                                           FS-3

C-37    Comment complied with.                                           FS-9,
        FS-15

C-38    The disclosure which is the subject of this comment has been
        deleted.                                                         FS-11

C-39    Comment complied with.                                           FS-12

C-40    Comment complied with.                                      FS-12,FS-15

C-41 Comment complied with.                                              FS-19

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart
WTH:tg